Eric Jensen

+1 650 843 5049

ejensen@cooley.com

March 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney
Larry Spirgel, Office Chief
Lisa Etheredge, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	DigitalOcean Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted March 15, 2021
File No. 333-253483

Ladies and Gentlemen:

On behalf of DigitalOcean Holdings, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 22, 2021 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed on March 15, 2021. The Company is concurrently filing a revised Amendment No. 2 to Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2021

Use of Proceeds, page 53

1.

Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here, or provide a cross-reference to the relevant section of your registration statement, the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering. To the extent any of this debt was incurred within one year, describe the use of proceeds of such indebtedness.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 9 and 53 of the Registration Statement to clarify the terms of the debt that may be repaid with the proceeds from its initial public offering.

Dilution, page 57

2.

Revise the second paragraph to indicate that you had a historical net tangible deficit and quantify the total and per share deficit amounts. Similarly revise the amount disclosed in the table. It is unclear why you disclose in the second paragraph pro forma net tangible book value when the per share amount does not appear in the table.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 57 of the Registration Statement to update its disclosure regarding the dilution calculations.

General

3.

We note your disclosure of your net loss position in your artwork at the forefront of the prospectus. In order to give proper balance to this information, you should revise to present your increasing net loss with equal prominence as your other financial highlights.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the artwork at the front of the Registration Statement to include its net loss position with the same prominence as the other financial highlights disclosed on that page.

*     *     *

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Eric Jensen

Eric Jensen

cc:	Yancey Spruill, DigitalOcean Holdings, Inc.

William Sorenson, DigitalOcean Holdings, Inc.

Alan Shapiro, DigitalOcean Holdings, Inc.

Brandon Fenn, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

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